

Mail Stop 3561

July 8, 2016

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re:** **Rocky Mountain High Brands Inc.**
> **Registration Statement on Form 10**
> **Filed June 22, 2016**
> **File No. 000-55609**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2016 letter.

<u>Acquisition Agreements, page 4</u>

1. Please revise the table of the fair values of the assets of Smarterita, LLC to clarify the amount of goodwill was $1,024,358.

<u>Regulatory Requirements, page 7</u>

2. Refer to prior comment 6. It is unclear how you concluded that the 2015 Farm Bill legalized Industrial hemp. Please provide your analysis showing the basis for this statement.

Management's Discussion and Analysis

Overview, page 25

3.   We note your statement that "the Company has an online retail presence in partnership with Amazon.com." Please revise to clarify the online partnership the company has with Amazon.com.

Results of Operations
Year Ended June 30, 2015 Compared to Year Ended June 30, 2014, page 25

4.   Please revise your discussions here consistent with the revised statement of operations presented on page F-4.

Directors and Executive Officers, page 35

5.   Please restore the disclosure regarding the reasons that the company selected its directors that you deleted in response to prior comment 9, or advise.

Involvement in Certain Legal Proceedings, page 38

6.   Describe clearly the material terms of your bankruptcy order including its effect on your obligations to each class of creditor.

Recent Sales of Unregistered Securities, page 47

7.   We note your response to comment 14 and that you are relying upon Rule 506 under Regulation D and/or Section 4(2) of the Securities Act of 1933 for your exemptions from registration. We reissue our comment. Please revise to briefly state the facts relied upon to make the exemptions available.

8.   Please reconcile the amounts in the table described as being issued in the Bankruptcy Reorg Plan with the amounts disclosed in Exhibit 2.5.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

9.   We note the significant revisions to your financial statements and disclosures in Note 1 to comply with the requirements of ASC 852. Accordingly, please direct your auditor to update or revise the audit report referring to the revised disclosures in accordance with AU 530 or explain to us why it is not required.

Statement of Cash Flows, page F-21

10.   We note your disclosure on page 5 that the investment in Dollar Shots Club, LLC was recorded at a price of $166,000. However, we note your disclosure here under supplemental disclosure of non-cash financing and investing activities that common stock issued for acquisition was recorded at $ 2,000. Please clarify and revise to include consistent disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Joe Laxague, Esq.
            Laxague Law, Inc.